Exhibit 99.3 Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Ipsen to Acquire Albireo Accelerating Growth Call

Company Participants

•	Aymeric Le Chatelier, Executive Vice President, Group Chief Financial Officer

•	Craig Marks, Vice President, Investor Relations

•	David Loew, Chief Executive Officer

•	Howard Mayer, Executive Vice President, Head of Research and Development.

Other Participants

•	Alistair Campbell

•	Analyst

•	Charles Pitman

•	Delphine Le Louet

•	Jo Walton

•	Michael Leuchten

•	Richard Parkes

•	Rosie Turner

•	Simon Baker

Presentation

Operator

Hello, and welcome to the Ipsen Conference Call and Webcast on Acquisition of Albireo. I’ll now hand you over to David Loew, Ipsen’s CEO. Please go ahead, sir.

David Loew {BIO 18056474 <GO>}

Thank you, operator. Good afternoon or good morning, everyone. As you just heard, I’m David Loew, Chief Executive of Ipsen. We’re live at the J.P. Morgan Healthcare Conference in San Francisco, and I’m delighted that you have joined us today as we take you through today’s exciting news on the acquisition of Albireo. Please turn to Slide 2.

This is our usual Safe Harbor statement, which outlines the routine risks and uncertainties contained within this presentation. Please turn to Slide 3.

I’m joined today by Howard Mayer, Ipsen’s Head of Research and Development; as well as our CFO, Aymeric Le Chatelier. We’ll provide a brief presentation before using the majority of the time to answer your questions. Please turn to Slide 4.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

I will begin the presentation by taking you through the strategic rationale for the acquisition. I’ll then hand over to Howard, who will explain the development of Bylvay. I will go through the commercial opportunities before Aymeric runs through the financials. I’ll then conclude the presentation before we move to your questions. Please turn to Slide 5.

So firstly, let me turn to the strategic rationale for today’s news. Please turn to Slide 6.

Underpinning our vision is a focus on three therapy areas. Within oncology, we have strengthened our position in the last two years by adding a dozen assets to our clinical and preclinical pipeline. We have also added further assets to our neuroscience pipeline. In rare disease, we look forward to the forthcoming Phase 3 results in primary biliary cholangitis for elafibranor, which was in-licensed around a year ago. But we do want to expand the scope in rare disease further, and it’s this focus that has supported our decision to acquire Albireo. Please turn to Slide 7.

This expansion in rare disease is perfectly aligned to our external innovation strategy, which is designed to replenish our pipeline and add further medicines to our portfolio. The focus of this deal is on the potential of Bylvay, a possibly best-in-class rare liverdisease medicine with global rights that’s already on the market for progressive familial intrahepatic cholestasis or PFIC in Europe and U.S.

There are multiple opportunities presented by this deal. We have the possibility of adding two further indications to the currently approved indication for Bylvay with Alagille syndrome and biliary atresia.

Furthermore, the acquisition also comes with an early-stage pipeline in adult cholestatic liver diseases. Bylvay and the clinical and preclinical novel bile acid transport inhibitors are clearly an excellent potential strategic fit in rare liver disease with elafibranor.

Financially, we anticipate sales of around $800 million and an accretive impact to core operating income from 2025. Please turn to Slide 8.

I hand over to Howard.

Howard Mayer {BIO 20100424 <GO>}

Thanks, David. And hello, everyone. I’d like to spend a few minutes taking you through do pediatric cholestatic liver diseases as well as the development of Bylvay. Please turn to Slide 9.

Bile acids are chemical compounds found in the liver made from cholesterol. Bile acids have several roles in the body, including promoting the flow and excretion of bile and assisting in the intestinal absorption of fat and fat-soluble vitamins and nutrients.

95% of bile acids are recycled back into the liver from the intestine and reused within the body. A disruption to this process can lead to the build-up of bile acids in the liver, which is known as cholestasis.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Neonatal cholestasis reflects an underlying condition causing impaired flow of bile from liver cells into the intestine. This affects approximately 1 in 2,500 live births and about 50% have a known genetic origin. Patients with cholestasis experience symptoms such as intense and severe itching, poor sleep, delayed growth and diminished quality of life. Failure of bile outflow can ultimately cause obstructed bile ducts, portal hypertension, cirrhosis, and end-stage liver disease with some patients requiring liver transplantation. Please turn to Slide 10.

Bylvay or odevixibat is a potent, oral non-systemic ileal bile acid transporter inhibitor, approved in the U.S. and EU in 2021 for PFIC. By blocking the actions of iBAT, Bylvay reduces the reabsorption of bile acids from the terminal ileum and they return to the liver. Reducing buildup of bile acids or cholestasis prevents liver damage, leading to cirrhosis, end-stage liver disease and the need for liver transplantation. Please turn to Slide 11.

PFIC refers to a rare heterogeneous group of autosomal recessive disorders of childhood that disrupt bile production or secretion and presents with cholestasis that can lead to significant morbidity. The PEDFIC trials represented the largest trials ever completed in children with PFIC. PEDFIC 1 was a randomized double-blind placebo-controlled Phase 3 trial, aiming to evaluate the efficacy and tolerability of Bylvay and reducing pruritus and serum bile acids in children with PFIC.

All patients enrolled in PEDFIC 1 were eligible to participate in PEDFIC 2, a long-term open-label extension phase. Bylvay achieved the primary efficacy endpoint versus placebo and demonstrated efficacy across multiple PFIC types, including the percentage of patients with improved pruritus score, mean reduction in pruritus score from baseline, and reductions in serum bile acids from baseline. Bylvay was generally well tolerated. Most treatment-emergent adverse events were mild to moderate in severity. There were no serious treatment-emergent adverse events, discontinuations or deaths. Please turn to Slide 12.

Alagille syndrome is a rare autosomal dominant disorder caused by either inherited or spontaneous mutations in the JAG1 or NOTCH2 gene, which can affect normal development of multiple organ systems including the liver.

Many patients with Alagille syndrome will ultimately require biliary diversion or liver transplantation. ASSERT is a double-blind randomized placebo-controlled 24-week trial, designed to evaluate the safety and efficacy of Bylvay for people living with Alagille syndrome. Top line results were presented at the American Association for the Study of Liver Diseases Annual Meeting in November of last year.

In 52 patients with a mean age of 6, those who received Bylvay experienced statistically significant improvements in observer-reported scratching score from baseline to month six compared with placebo. And looking at the key secondary endpoint, serum bile acid levels dropped significantly with Bylvay versus placebo at 24 weeks. There were no trial discontinuations and all patients completed the initial 24-week treatment duration. 96% rolled over into the open-label extension trial. Please turn to Slide 13.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Biliary atresia is a rare pediatric liver disease with symptoms typically developing about two to eight weeks after birth and no approved pharmacological therapies. The disease is characterized by destruction or absence of all or a portion of the extrahepatic bile duct system. This results in bile and bile acids being trapped inside the liver, quickly resulting in cirrhosis and liver failure.

Kasai surgery or a hepatoportoenterostomy can be life-saving in patients that respond. However, about 50% of patients undergo a liver transplant in the first two years of life. BOLD is a double-blind randomized placebo-controlled trial to evaluate the safety and efficacy of Bylvay in children who have biliary atresia and have undergone a Kasai procedure before age three months and who are eligible to start treatment and randomize within three weeks of the procedure.

The primary efficacy endpoint is the proportion of patients who are alive and have not undergone a liver transplant after two years in the Bylvay arm compared to placebo. The study has enrolled 205 patients. And based on our due diligence, we are confident in the trial design and may increase the sample size of the study to maximize its probability of success. The FDA and EMA have indicated that a single pivotal study is sufficient to support filing.

Thank you for listening. I’ll now hand back to David. Please turn to Slide 14.

David Loew {BIO 18056474 <GO>}

Thanks, Howard. I’m now going to outline commercial opportunities for Bylvay. Please turn to Slide 15.

As you have seen, the development of Bylvay is advanced and is at various stages across the three indications. It’s worth noting that competition is very limited with only one launch so far in Alagille syndrome. We have outlined here our broad assumptions for the numbers of patients across the indications.

On pricing, we assume a higher price in Alagille syndrome and then biliary atresia than in PFIC. Our assumption is that the overwhelming majority of patients will stay on treatment until they need a liver transplant. The time to liver transplant is dependent on the native liver survival rate per indication and per response to the treatment. Please turn to Slide 16.

Pulling this together means that we have substantial commercial opportunities to increase the sales of Bylvay. A strong Bylvay efficacy and safety profile has been established, and there are very limited number of competitors in this space. It is leading in PFIC and biliary atresia, where competition is in Phase 2. Bylvay is already on the market in the U.S. and in Europe for PFIC and already been launched and reimbursed in a number of countries including in the U.S. where favorable coverage has been secured as well as nine9 countries in Europe.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

The profile of Bylvay has been augmented by compelling results from the ASSERT trial for Alagille syndrome, and regulatory submissions were made in the U.S. and EU late last year. So we would expect regulatory decision in this indication at the end of 2023.

Global rights in the hands of a truly global company mean that we can leverage our infrastructure, capabilities and strength to fully accelerate the sales of Bylvay. It’s also worth highlighting the convenient dosing with food via capsules once a day, which are preferred by children and teens. Bylvay can be sprinkled over food via oral pellets for babies.

Finally, we have a good patent life in both U.S. and in Europe. With success in all three indications, we can deliver peak sales of around $800 million, of which approximately half would come from biliary atresia.

I’ll now hand you over to Aymeric, who will summarize the financials. Please turn to Slide 17.

Aymeric Le Chatelier {BIO 18911728 <GO>}

Thanks, David. Please turn to Slide 18. The terms of the agreement include an offer to acquire all outstanding shares of Albireo for $42 per share in cash at closing, which will represent an initial consideration slightly in excess of $950 million.

The agreement has been structured to include a contingent-value payment based on the approval of Bylvay in biliary atresia in the U.S. by FDA. One contingent-value right per share will entitle its holder to a deferred cash payment of $10 per CVR, which will represent about $240 million. As you can see, this transaction will be fully financed by our existing available cash and line of credit. And we will keep, after the transaction, sufficient firepower to continue our business development strategy.

Subject to the satisfaction of all closing condition, including regulatory, we anticipate the closing of the transaction by the end of this quarter. The acquisition of Albireo will immediately provide incremental sales. And we anticipate short-term revision to our profitability until the end of next year. It’s very similar to the Epizyme acquisition. From 2025, we expect accretion to our core operating income.

So as you can see, this financial profile is consistent with our outlook to do this and make operating investment under the external innovation strategy to promote the long-term and sustainable growth of Ipsen.

I will now hand over back to David. Please turn to Slide 19.

David Loew {BIO 18056474 <GO>}

Thank you, Aymeric. I’d now like to conclude our presentation before we go to your questions. Please turn to Slide 20.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

As we make more progress with the execution of our external innovation strategy, I’m pleased to announce today’s news. It’s another step in our journey of delivering sustainable growth over the long term and supporting excellent medicines to get to more patients. We’re expanding the scope of our rare disease business by acquiring a leading innovator in bile-acid modulators for rare liver diseases with real expertise in bile-acid modulation.

In Bylvay, we’ll have an on-market and potentially best-in-class medicine that has an advanced development program and significant commercial opportunities. Finally, it is an excellent fit for Ipsen in line with the consistent strategy for growth. Please turn to Slide 21.

Thanks for listening to our presentation. We now have time for questions. Operator, over to you.

Questions And Answers

Operator

(Question And Answer)

Ladies and gentlemen, we now begin the question-and-answer session. (Operator Instructions) We are now taking the first question. The first question from Jo Walton from Credit Suisse. Please go ahead. Your line is open.

Q - Jo Walton {BIO 1541280 <GO>}

Thank you very much. I think, the main question that people have is why you are able to get something with peak sales potential of around $800 million for something in the region of $1 billion. Normally, you seem to pay a much higher multiple of potential peak sales. I wonder, if there is something unusual in the profitability that we can’t see from looking at consensus forecasts, that would take the profitability down. Secondly, I note from the company is that their guidance was for $24 million of sales for this year. They’ve already done around $18 million or so. So, there’s only $6 million left, which is less than the third quarter.

Now, they did make a comment that sales would go down because we’re beyond the end of the German free pricing period. So perhaps you could tell us a little bit about how you see pricing developing in Europe? And for our modeling, I wonder if you can help us on what sort of avoidance of interest charge? I mean, given that you’ve got cash or what sort of interest rate we should put against this, and whether you are able or intending to get rid of the so-called partners health royalty program, presumably you can just buy that out and add that to the initial cost? Many thanks.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

A - David Loew {BIO 18056474 <GO>}

Thank you, Jo. So on the $800 million, you have seen that actually there were already analyst reports which were much higher. We actually came to the conclusion that with the $800 million that is the right price or the right figure for peak sales, which I think we’re going to achieve in 2029-ish, 2030-ish. So now I can’t really, comment on the multiples of the market, of course that the market has taken a hit on biotech and so it’s really something that we were also, not quite sure, how it is explained, but I think we made a fair offer. And with 100% premium, I think that’s a very fair premium so that’s all I can say on this point. Regarding the sales, I think we need to see the official results, that Albireo is going to publish.

So, I think they have been doing quite nicely in terms of the pricing in Europe, we don’t think next to this effect that we have mentioned on German there are other FX, of course the pricing in Europe is somewhat lower than in the U.S. as usual. But there is, special no explanations or watch the space for the Q4 sales. In terms of the modeling, I will hand over to Aymeric.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

Yeah. So maybe back a little bit to your question about the profitability. So I think it’s a rare disease accompany, so there is nothing specific that will impair the profitability. There is no specific way until the cost of goods are pretty standard and pretty low. So, clearly, you were asking the question about the royalty debt financing. As you can see, there is a possibility to potentially buy this out, and that will reduce clearly the level of royalties which are not actually in that amount. So, today the dilution is assuming, we’re going to find a way to buy out this royalty debt.

Regarding the financing, we have a revolving credit facility that has been set up a couple of years ago, which is a very favorable interest rate in terms of margins. So this shouldn’t be a very huge cost of financing for us, and we also have available cash. So the transaction is going to be financed with a combination of our existing cash and some drawing on our revolving credit facility. Last one, maybe on the guidance of the company, I think the company has been quite conservative, given the track record since the beginning of the year. So I won’t assume that the fourth quarter is going to be lower than the previous one. And this was a guidance provided in October on the 24 million debt.

We’ll provide more when we close our books in February.

A - Craig Marks {BIO 17697576 <GO>}

Operator, can I just check, we’ve had a couple of people say they couldn’t hear the first part of David’s answer. Can I just check if you are able to hear that?

Operator

Yes, I was sir. Thank you.

A - Craig Marks {BIO 17697576 <GO>}

Thank you.

A - David Loew {BIO 18056474 <GO>}

And Jo you’ve got the answer to your questions? Did you --

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Q - Jo Walton {BIO 1541280 <GO>}

Yes, I think I got all the answers. But I do know that some people who are on the webcast are finding it more difficult than those of us who have dialed in.

A - Craig Marks {BIO 17697576 <GO>}

Okay, interesting. So, it seems to be linked to the webcast. So perhaps, if people on the webcast have difficulties, please dial in through the phone. Okay, operator next question. Thank you. Jo.

Operator

We are now taking the next question. Please stand-by. The next question from Michael Leuchten from UBS. Please go ahead. Your line is open.

Q - Michael Leuchten {BIO 6288320 <GO>}

Thank you very much. It is Michael Leuchten from UBS. Three questions please. I’m just going back Aymeric to your comments around sort of the operating expenses, efficiencies and then margin accretion. Given that you have Palovarotene infrastructure sitting there with somewhat of an uncertain future until we exactly know what’s happening with the FDA. Like how much of the cost that you’re taking on will you be able to absorb or is there a scenario where you have to keep both your and the other be rail infrastructure in place until you get more clarity and at that point, it might actually be more efficiencies that allow you to get a better margin accretion then in maybe in the first two years So, how are you going to absorb or not the OpEx both in terms of SG&A and R&D, that you’re taking on with this transaction.

The second question just wondering, how you think about the competition? You did mention Livmarli and — product that’s out there Alagille. So, as they now at some point get their Phase III readout, how do you think competition is going to shape up in PFIC and just any thoughts would be helpful. And then, is there any timeline to the CVR? Is there any sort of point in time where the CVR expires regardless of what happens with the approval or is it open-ended? Thank you.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

So maybe to start your question on the OpEx and the Palovarotene, I mean, as you know - I mean, on the R&D side, there will be very, very limited synergies. These are very different study to be read, and by the way is not that much left for Palovarotene. So I think your question is more on the SG&A. And clearly we are building a rare disease infrastructure. It’s quite limited as we don’t need a lot in this ultra-rare space. So, yes, if we were to launch both Palovarotene and Bylvay, we may have some limited synergy, but that’s a major driver today of the cost base. And we believe that there is the right investments behind Bylvay. We need more of the sales to ramp-up, and dilution is really coming from a progressive ramp up. We expect by the end of this year to get the second indication. And then to progressively ramp-up on these two indications, and R&D is going to be mainly related to the BA study.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

A - David Loew {BIO 18056474 <GO>}

On your second question, Michael on the competition, so basically Livmarli is already registered in Alagille, we are going to come on the market towards the end of the year. They have shown positive results also in PFIC, it’s really hard to compare across studies, and so we see the profile as pretty similar regarding efficacy. Perhaps, there is a safety advantage for Bylvay, but it’s very, very hard to say because, there is less diarrhea, but this is across a comparison of very low numbers of patients. So one needs to be super careful when looking at cross study comparisons.

What I can say is where we do see a differentiation is clearly on the dosing. So Bylvay has capsules and pellets, when you need to give a dose to a baby or to a toddler, sometimes it can be hard for those of you who have babies or toddlers and so the dosing on Bylvay is actually very convenient. So, if you have a baby, you can sprinkle the pellets over for example, an apple sauce or a chocolate pudding and the babies usually like that. And then once they grow a bit older and they can start to swallow, then they can take the capsules which in this market is, I think very important because, this market can go up to teenagers and also some adolescents.

So, having a capsule, I think, is something which we really liked. Then, another important point is on BA, which is about 50% of the forecast. Clearly, Build A has a strong head start, being in very advanced Phase III, while competition is in Phase II and if measuring on a surrogate end point. So, all in all this is what actually seduced us on Albireo. Then on the CVR and the exploration I hand over to Aymeric.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

Yeah, so as you can see, from the press release, the drop date for the CVR is end of December of 2027, as we have room to potentially adjust the number of patients in the — study and that so what explains that is the way to maximize the probability of success of that study, which represents a large part of 50% of the 800 million B-cell.

Q - Michael Leuchten {BIO 6288320 <GO>}

Thank you.

A - Craig Marks {BIO 17697576 <GO>}

Operator, our next question?

Operator

Yes. We are now taking the next question. The next question from Simon Baker from Redburn. Please go ahead. Your line is open.

Q - Simon Baker {BIO 20973508 <GO>}

Thanks for taking my questions. A few quick ones, if I may, on Bylvay, just kind of back to Jo’s question about royalties, but specifically on Bylvay, there have been quite a few deals done regionally in the U.S., Israel, Turkey, The Gulf, Japan. So, I just wondered if you could give us a summary of where those deals stand in terms of what is that you will paying away in any key territories on Bylvay.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

And then a second one, a number of other IBAT inhibitors are being tried in PBC. Bylvay doesn’t appear to be in PBC at moment. I just want to know if that is an additional opportunity. And then second and final question, you haven’t talked about Elobixibat, which I think is only approved in Japan and Thailand. I just wondered if you could give us your thoughts on the commercial potential of that as well. Thanks so much.

A - David Loew {BIO 18056474 <GO>}

Thank you. So on the royalties, I think we can have Aymeric elaborate on that.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

Yeah. I think that there is only a back-to-back agreement on Japan, and this has no impact for us. There has been transaction, which we don’t intend to change, contrary to the big royalty financing that was set up by Albireo in September. So clearly, Japan is not in the scope, and that’s the only territory assuming we payout the segment of royalty financing that will exist, and this will have no impact, and this is totally back-to-back. Then on the IBAT using PBC, Howard, you want to elaborate on this?

A - Howard Mayer {BIO 20100424 <GO>}

Yes. So, we’re aware that other IBAT inhibitors are being tried for pruritus in primary biliary cholangitis. Right, currently there’s no such program for Bylvay, however, there is an order oral systemic, IBAT inhibitor in the pipeline from Albireo called A3907 that has the potential to be used in adult cholestatic liver diseases currently PSC, but potentially others. So that’s, that’s the situation with the pipeline as it stands today.

A - David Loew {BIO 18056474 <GO>}

Thank you, Howard. And then on your third question on Elobixibat. So, the acquisition includes all of Albireo marketed products and pipeline assets and EA Pharma is the exclusive licensee of Elobixibat for the treatment of gastrointestinal disorders in Japan and other select countries in Asia, but not including China. Albireo currently has own commercial rights to Elobixibat in the United States, Europe and China and otherwise outside of the territories like to EA Pharma. And we are currently assessing all of our opportunities across the whole of Albireo portfolio, both marketed and pipeline.

Q - Michael Leuchten {BIO 6288320 <GO>}

Thank you very much.

A - Craig Marks {BIO 17697576 <GO>}

Next question.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Operator

Yes, sir. We are now taking the next question. The next question from Rosie Turner from Jefferies. Please go ahead. Your line is open.

Q - Rosie Turner {BIO 15408955 <GO>}

Hi, thanks very much for taking my questions. Just a few quick ones left, if I may. So may be continuing on, in terms of the broader pipeline, I think there’s A3907, if that’s the correct way to say it. It’s like that was going into Phase II in 2022. But I can’t see an update on the website. Has that happened and is that kind of still planned to go into Phase II kind of under Ipsen ownership. And kind of going a little bit back to the royalty question, so does that mean that all opportunities kind of ex-Japan for kind of additional sales thinking about kind of China, et cetera? And then just finally, say the CVR, do we know is that going to be tradable or is that going to be something that’s OTC? Thank you.

A - David Loew {BIO 18056474 <GO>}

Okay. So perhaps we started with A3907, it indeed have just started the Phase II. I’ll let Howard elaborate on this one.

A - Howard Mayer {BIO 20100424 <GO>}

Yes, A3907, if you look on clinicaltrials.gov, it is public information that it has started a Phase II study with two doses in patients with primary sclerosing cholangitis. So that has actually been posted, and my — our understanding is they’re imminently going to start that study.

A - David Loew {BIO 18056474 <GO>}

On the question two, so we do have the rights for Bylvay in China, and we anticipate that they could probably come on the market in 2026 there. So, I wasn’t quite sure about your question because you are asked on royalties and then China, but and so we don’t have Japan.

Q - Rosie Turner {BIO 15408955 <GO>}

Don’t have Japan. Yes.

A - David Loew {BIO 18056474 <GO>}

Yes. We don’t, we don’t have Japan as you know. But, we do have China. So, perhaps you can quickly clarify your question.

Q - Rosie Turner {BIO 15408955 <GO>}

Yes, no. That’s perfect. That answers my question. Yes, was just checking.

A - David Loew {BIO 18056474 <GO>}

Okay.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Q - Rosie Turner {BIO 15408955 <GO>}

Are there any other opportunities where you don’t have royalty payments? So yes —

A - David Loew {BIO 18056474 <GO>}

Yes.

Q - Rosie Turner {BIO 15408955 <GO>}

So, I guess it would obviously be China. It sounds like it is too basic.

A - David Loew {BIO 18056474 <GO>}

Yes the answer is yes. Okay. And then on the CVR tradable I will give it to Aymeric.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

No. The answer is no. The CVR is not going to be tradable.

Q - Rosie Turner {BIO 15408955 <GO>}

Thank you.

A - Craig Marks {BIO 17697576 <GO>}

Thank you. Operator, next question.

Operator

Thank you for your question. We are now taking the next question from the line of Charles Pitman from Barclays. Please go ahead. Your line is open.

Q - Charles Pitman {BIO 1646224 <GO>}

Hi. Thanks very much for taking my questions. Charles Pitman from Barclays. Just a few questions for me. Personally, just on the kind of strength of IP, could you give us a little bit more detail around the strengths you are on, and IP for Bylvay given the footnote on — in your slide suggests that you’re currently projects out to November, 2031, but then based on patent term extensions, a lot will extend to Phase III studies, so can you just give an idea of the kind of confidence you have on those extensions. And then this is on kind of your M&A strategy.

This is naturally a more de-risked acquisition already being on the market. Is this a kind of strategic change in your strategy going forward and can you just talk a bit more around the reasoning for ensuring the CVR linked just to the approval of BA, whilst it’s expected to be 50% of your peak sales, and then just a quick clarification question, during — I think you said it was 50% of patients require a liver transplant in the first two years, but in the appendix it says 80%. Can you just clarify which of these is the correct amount? Thanks.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

A - David Loew {BIO 18056474 <GO>}

Okay. So on the IPS, we are comfortable on the IP, so exploration in the U.S. will be end of ‘23 is our read — and then end ‘33 — sorry ‘33 I want to say, end of ‘33, sorry for that. For the U.S. and for Europe, the loss of exclusivity is, end ‘35, we’re going to use second question on the CVR, with BA I hand over to Aymeric.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

Yeah, I think your question is, yes this transaction is partly derisked because as you can see, BA is a significant part and there is still a Phase 3. And we saw that was the appropriate way of structuring the deal. I think as you can see, timing also of BA may take a little bit longer than what was anticipated. So that’s why, we still choose a deal to be derisked. And that’s the way we intend to continue our M&A strategy. That’s the way we did it also for Epizyme. And as you know, the Elafibranor transaction was also a - it was a licensing agreements, where we pay a limited approach. So, I think it’s very consistent on our M&A strategy.

A - Craig Marks {BIO 17697576 <GO>}

And Operator, could I just confirm, we just had a couple of people saying they couldn’t hear. Can I just confirm, if you can hear.

Operator

Yes, sir. I can hear you loud and clear.

A - Craig Marks {BIO 17697576 <GO>}

Okay. Thank you.

A - David Loew {BIO 18056474 <GO>}

Okay. And then on the third question regarding native liver transplant survival, I hand over to Howard regarding the BA questions.

A - Howard Mayer {BIO 20100424 <GO>}

Yes. So the correct answer is that about 50% of patients who’ve undergone a Kasai procedure will require a liver transplant within the first two years of life. And with the least 80% requiring liver transplantation by age 20 years. So apologies, if that wasn’t clear.

Q - Charles Pitman {BIO 1646224 <GO>}

Thank you very much.

A - Craig Marks {BIO 17697576 <GO>}

Operator. Next question.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Operator

Thank you for your question. We are now taking the next question. And the question for Richard Parkes from Exane BNP Paribas. Please go ahead, your line is open.

Q - Richard Parkes {BIO 3890492 <GO>}

Alright. Thank you very much for taking my questions. Firstly, this perception I think that may be out there, your did a good job in terms of development and in terms of commercial execution, I don’t know whether that’s correct or not, but just wondered if you feel, that’s the case as well. And maybe understand how do you plan to improve on that and how things could have been done better so far.

Then, the second question for Howard, just wondered, if you could help us understand what a one to two point reduction in pruritus score means for a patient, just help us put that in context. It would be really helpful. And then finally, just a couple of minor things. Just wondered if you could help us understand what you’ve assumed in terms of market shares with the competitor in your $800 million potential.

I know you are not going to be specific there, but if you can help as broadly that would be helpful. And then thirdly, sorry just one more pricing. Could you just help us by confirming the current pricing and I think you’ve mentioned that you expected Alagille Syndrome pricing to be higher than the other indications, I don’t know if I miss heard that. But just wondered why that might be, as the dosing is same across all the indications or is there some other difference there. Thank you very much.

A - David Loew {BIO 18056474 <GO>}

Okay. Regarding the commercial execution, I think, always when you have startup biotechs launching themselves. It’s not necessarily the same performance than if you have a larger company who has been in a field, for example, in a rare disease, we had some acromegaly, we had — et cetera. So, we had kind of a very strong organization, it’s not the same performance. So, we do indeed assume that we can get a stronger performance by throwing the full force of Ipsen globally behind the product, and that was also one of the reasons why this acquisition saw the light. Because the board also saw that this is an advantage for the drug and Albireo was very committed to patients and very purpose led. So are we and so therefore that is also a motivation for the acquisition.

Then on your second question. Howard, on the one to two points on pruritus what does it mean?

A - Howard Mayer {BIO 20100424 <GO>}

Yes. So, basically when you look at the precision scale that was used by Albireo for these programs, it’s based on a zero to four scale with no itching versus the most severe itching, and a one-point change obviously, in a 4 point scale is significant and when you talk to key opinion leaders they consider a one-point change to be very clinically meaningful. So and as you know, many of these children have really debilitating pruritus where, there’s blood on the bed sheets, et cetera, so — and it can really impact quality of life. So a one-point change is felt to be clinically meaningful.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

A - David Loew {BIO 18056474 <GO>}

Thank you, Howard. On your third question regarding market share, as you said, we’re not guiding on a number. What I can say is that efficacy, if you look across any comparison, and as I said, you have to be very careful when doing that, but it looks broadly similar. We think, we have an advantage on the dosing. It is more convenient and there might also be a slight benefit on the side effect profile. But again, this cross study comparison, so we need to be extremely careful.

So having said that, we would assume obviously attractive market shares for Bylvay. Regarding pricing, your question was, is the price going up because of the dose, the answer is, yes. The dose registered in PFIC is 40 micrograms. It’s potentially, now our GL is going to be 40 or 120. We have to see what comes out of the discussions with the FDA. We think it should be 120 on BA, it will also be 120. Now, of course you can’t just multiply by three that price. That’s not going to work. So we will have to take this into account, but we do assume a somewhat higher price in these two other indications. With this -

Q - Richard Parkes {BIO 3890492 <GO>}

One follow-up, could you just confirm what the current WAC pricing is in the U.S. and maybe what kind of average pricing in the other territories. Thank you.

A - David Loew {BIO 18056474 <GO>}

So it’s super complex actually to give that because it’s dose dependent. And if you give it to a baby, of course, is a much, much lower dose than if you give it to a seventeen-year- old, what we can help you in the modeling is to say in the U.S., if you take, an average price, we would estimate that, it’s about $350,000. In the EU, the list prices are between $120,000 to $195,000 in average per year. So, but, of course that Europe you then have to deduct also net prices. So, there is a bit of a difference there.

A - Craig Marks {BIO 17697576 <GO>}

Thank you operator, next question.

Operator

Yes, sir. We are now taking the next question. And the next question is from Holly from Royal Bank of Scotland. Please go ahead.

Q - Alistair Campbell {BIO 3485689 <GO>}

Hi. Alistair Campbell from Royal Bank of Canada. Just a couple of questions following up on Biliary Atresia, thanks. First of all, just looking at the BOLD study obviously, placebo arm you’re probably expecting about 50 of those patients progress towards liver transplant. So, I’m kind of curious what sort of efficacy, you’re hoping to see from BOLD. And if you did see a significant delay of liver transplant within the lifetime of the product in terms of its IP life, could you see that incidence rate, the U.S. or sort of prevalence rate in the U.S. is about 600, increase significantly. And ultimately you took a bigger sales number.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

And the second question is again on BA, I was sort of reading some article this morning saying that incidents in Asia is I mean significantly higher than Europe, so multiples of Europe. So given that are there any sort of tell you how important in your forecast is Asia X, Japan or your forecast largely based on U.S. Europe. Thanks.

A - David Loew {BIO 18056474 <GO>}

Yeah, so very good questions. Thank you Alistair. Regarding the BOLD study, I perhaps hand over to Howard.

A - Howard Mayer {BIO 20100424 <GO>}

Yeah, so the BOLD study is statistically powered to show a minimum of 15% improvement in patients, who are treated with Bylvay, in addition to having a Kasai procedure versus the Kasai procedure alone. Obviously, it could be greater than that. And that would be great but it’s basically minimally powered to show a 15% improvement in native liver survival at two years.

A - David Loew {BIO 18056474 <GO>}

Then is the prevalence going to, kind of accumulate over time. Of course, we do hope that there is an impact on the timing to liver transplant. So that this gets pushed out, and that would indeed mean that you have an accumulative effect on the prevalence pool. So, this is a very good question. Because the modeling is actually not easy on the three indications, I have to say. What we modeled is on PFIC that you have a small incidence pool of new babies, so it’s 1 in 100,000s births. But there is, of course as you have seen on the slide with the prevalence, a bit of a larger pool on the prevalence. Now that prevalence pool is also going to start decreasing, and the incidence pool is going to start kind of fermenting the new prevalence pool.

Alagille is a bit of the same thing. So you have 3 in 100,000 and the prevalence figures you have seen also are quite significant already. Again, the prevalence pool of people already been in there today is going to start decreasing over time with the natural liver transplant survival curve. But of course, the new birth are going to replenish that pool. And then on BA it’s going to be mostly driven by the incidence pool. You have also a prevalence pool but the ratio is a bit smaller as you have seen on our slide.

But then again over time if indeed we managed to prolong the time to transplant, that prevalence pool should increase over time. And then to your second, question on the BA incidence, it is higher in Asia and what are the rest of the world sales? We did a bottom- up forecast for China and the rest of the world sales that we have modeled are somewhat higher indeed than the European sales. But that is also often the case. So, we are not at the level of detail yet on our forecast model, having modeled, all the other Asian countries we have taken a kind of a multiplayer on the rest of the world there.

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

But quite to be clear, I mean, the majority of the peak sales are really coming from the U.S., today it is not disproportion due to that potential upside due to the incidence prevalence in Asia.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Q - Alistair Campbell {BIO 3485689 <GO>}

Okay. Very good. Thank you.

A - Craig Marks {BIO 17697576 <GO>}

Next question, operator.

Operator

We are now taking the next question. The next question from Delphine Le Louet from SEB. Please go ahead. Your line is open.

Q - Delphine Le Louet {BIO 3695503 <GO>}

Thank you. Happy New Year, everyone. I was wondering, who is going to be responsible for the manufacturing going forward, first question. Second question, we had roughly EUR80 million R&D spent over the past three years in the project, the pipeline. How should we consider that looking forward and especially the sequence, ‘23, ‘24, and then and particularly after that? Third question, a more clinical question. I was just wondering, if you have a cohort of 100 patients going for it, so regarding BA, going for a Kasai procedure, how many of them reached 20 years old? And how many of these 100 patient, let’s say three years old having the Kasai are going to have a liver transplant in between two and 20 years old. Thank you very much.

A - David Loew {BIO 18056474 <GO>}

Okay. First on the manufacturing. So Albireo has contracted with very well-known CMOs, out of which one in France as well. And so on the manufacturing plants, we are very confident. There is no issue there. Regarding your second question on the clinical development, I hand over to Howard.

A - Howard Mayer {BIO 20100424 <GO>}

Sorry, the question around the Biliary Atresia and liver transplant incidence, just

A - David Loew {BIO 18056474 <GO>}

Yeah.

Q - Delphine Le Louet {BIO 3695503 <GO>}

Yes.

A - Howard Mayer {BIO 20100424 <GO>}

Okay. So basically the incidence of patients who have a Kasai procedure, requiring a liver transplant at — within the first two years of life is 50%, based on most recently available data. However, even the patients that basically are success — have a successful Kasai procedure, those patients tend to continue to have progressive disease. And so, at least 80% of those patients require liver transplantation by age 20 years, and of those patients who survived into the third decade after birth, almost all have portal hypertension or other complications of cirrhosis.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

So, even those patients that actually have a liver transplant or have a successful Kasai and have a native liver survival, those patients tend to continue to progress, and 80% of those or more require liver transplant by age 20, and even of those patients continue to progress in terms of their liver disease. So that’s why we think, there’s really an urgent need for a pharmacological therapy to be available in addition to the Kasai procedure.

A - David Loew {BIO 18056474 <GO>}

And then yeah, and then on your third question, on the R&D expenditures, so that’s Aymeric?

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

Yeah. So the thing on the R&D, I’m not sure about the number you were talking about, but we spend about 15% of all sales in R&D. You should expect that ratio to significantly increase over time, when I say over time in 2023, even 12 on one side, the Epizyme R&D spend, which will come from both the clinical trials but also the early stage pipeline and we’re going to add clearly the R&D spend of Albireo and mainly being the cost of the BA study that needs to be completed, and also some of the development of the more earlier stage assets.

So, this is very consistent with our overall outlook, where R&D is going to increase. This is going to be across ‘23 but also in ‘24, but then in ‘24, we’re going to have more leverage from the sales, both from Epizyme and Albireo and leverage the infrastructure.

Q - Delphine Le Louet {BIO 3695503 <GO>}

Okay. But for the Phase III, IV BA, can we get an envelope, some of the cost?

A - Aymeric Le Chatelier {BIO 18911728 <GO>}

I think it’s a classical Phase III, so the number of patient is not that high. So, I don’t think it’s very significant. This will be on top of the development of the other earlier stage asset also of the Albireo pipeline

Q - Delphine Le Louet {BIO 3695503 <GO>}

Okay. Thank you very much.

A - David Loew {BIO 18056474 <GO>}

Very good. Thank you, Delphine. Operator, next question. And that will be our last question.

Company Name: Ipsen SA Company Ticker: IPN FP Equity Date: 2023-01-09

Operator

We’ll now taking the next question. The next question from Jacob from Lars company. Please go ahead. Your line is open.

Q - Analyst

Hi there, and thanks for taking my question. I just had one on. If you could elaborate on the side effects, experienced by patients on Bylvay and how they are managed.

A - David Loew {BIO 18056474 <GO>}

Howard you want to take the side effect questions on Bylvay, and how they are being managed? Howard?

A - Howard Mayer {BIO 20100424 <GO>}

Sorry, sorry, I was speaking into mute. So, basically the main side effects are gastrointestinal adverse reactions. And obviously those can be minimized with obviously the need to take it with food, with hydration as needed, but as David alluded to before, we actually think that there might be differences between the available IBAT inhibitors in terms of those types of side effects. Other side effects that are known are fat-soluble vitamin deficiency, which really occurs in a small number of patients and can be managed with adequate vitamin supplementation. So, we don’t think that that is a major issue.

And in general, I would say, as I said in my presentation that most of the adverse events that are seen with Bylvay are mild to moderate and really don’t result in discontinuation typically. So, we think this is a generally, well tolerated drug both in PFIC but also in the Alagille program, which was recently filed to the agencies.

A - David Loew {BIO 18056474 <GO>}

Very good. Thank you, Jacob. That was our last question. I would like to thank everybody for participating and I hand over to the operator.

Operator

That concludes the conference for today. Thank you for participating. You may all disconnect.

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